August 26, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	H. Christopher Owings, Ramin Olson and Mara Ransom

Re:

SEC Comment Letter dated August 20, 2008

Domino’s Pizza, Inc.

Form 10-K for Fiscal Year Ended December 30, 2007

Filed February 26, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 5, 2008

File Nos. 001-32242

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation (the “Company”), please find the Company’s responses to the comment letter to David A. Brandon of the Company, dated August 20, 2008 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K (the “10-K”) and Definitive Proxy Statement (the “Proxy Statement”).

For reference purposes, the Staff’s comments as reflected in the Staff’s letter of August 20, 2008 (the “Staff Letter”), are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for Fiscal Year Ended December 30, 2007

Exhibits 31.1 and 31.2

1.	We note that in Exhibits 31.1 and 31.2 you refer to the “Annual Report” in paragraphs 2, 3 and 4. In future filings please follow the text of paragraphs 2 through 5 of the certification exactly as it appears in Item 601 of Regulation S-K.

RESPONSE TO COMMENT 1

The Company confirms that in future filings it will follow the text of paragraphs 2 through 5 of the certification exactly as it appears in Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A as filed March 5, 2008

Compensation Discussion & Analysis (CD&A)

Annual Performance Bonuses, page 13

2.	You state that each executive officer has the opportunity to earn an annual performance bonus consisting of a cash bonus payment based upon the Company’s performance “that is uniform for all the Company’s executive officers.” Please clarify whether the target amount - 90% - is the element of uniformity you are referring to here. Please also specifically state what the 90% target is tied to, if not salary, as that amount is not made explicitly clear.

RESPONSE TO COMMENT 2

The Company supplementally advises the Staff that the uniformity that is mentioned in the Proxy Statement refers to the fact that all but one of the executives (the Executive Vice President of Team U.S.A. as described below) receive a performance bonus based on the same segment income-based financial measure and all of the Company’s executives are paid such bonuses based on the 90% achievement criteria described further below. This is in comparison to annual bonus frameworks at other companies where executives receive a cash bonus based on the achievement of individual goals or differing department goals or targets.

The Company supplementally advises the Staff that the amount of an annual cash performance bonus is a percentage of annual salary, which is either 50% or 100% for each executive, except the Chief Executive Officer, who is eligible for an annual cash performance bonus of 200% of his annual salary. At the end of each fiscal year, the Compensation Committee calculates the prior year’s bonus achievement percentage based on the predetermined annual performance target. If that result is greater than 90% of the annual performance target, then for each one-hundredth of one percent (0.01%) greater than 90.0%, the executive receives an amount equal to one-tenth of one percent (0.1%) of his or her annual cash performance bonus target. If the result is less than 90% of the annual performance target, no bonus is paid under the plan. For example, if the Company achieved 97.3% of the segment income target bonus for 2007, the executives would receive 73% of their annual cash performance bonus targets.

For illustrative purposes, assume an executive had an annual salary of $100,000 per year and was eligible for an annual cash performance bonus of 100% of his or her annual salary. Further assume that the Company had a performance target of $10,000,000 and the Compensation Committee determined that the performance result was $9,730,000, or 97.3% achievement of the performance target. In such a situation, the Company would pay that executive 73% of his or her annual cash performance bonus or $73,000.

The Company will include language in future filings to clarify what is meant by uniformity and to clarify that the 90% target is tied to a segment income-based financial measure. Additionally, future filings will provide an example to illustrate the calculation of annual performance bonuses.

3.	We note that – due to confidentiality and the possibility of competitive harm – you have not disclosed the specific performance targets necessary for the executives to receive the annual performance bonuses you discuss. Please tell us why you believe that competitive harm would result with respect to disclosure of your 2007 targets and disclose how difficult it will be for each named executive officer to achieve or exceed the undisclosed bonus targets and how likely it will be for the company or its segments to achieve the undisclosed income-based bonus targets. See instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE TO COMMENT 3

The Company respectfully advises the Staff that it believes that disclosing publicly the specific performance targets necessary for executives to receive the annual performance bonuses would cause substantial competitive harm to the Company. The specific performance targets, which are based on segment income, are intended to reward outstanding performance by the Company and to be aspirational. In addition, the Company does not make earnings projections or otherwise disclose projected results and believes that disclosing performance targets and other projections is unhelpful and subject to misinterpretation by analysts, shareholders and the investing public.

The specific performance targets established by the Compensation Committee take into account a variety of factors including certain plans, programs, raw material pricing and discounts, including long-term supply contracts, product pricing and discounts, volume predictions, marketing plans and expenses, product initiatives and other meaningful information that is highly confidential and proprietary to the Company and therefore treated as such. If the Company were forced to make this information available to its competitors, it would enable them to target specific strengths and weaknesses of the Company and further leverage this information in other ways that would put the Company at a competitive disadvantage. This, of course, would ultimately cause harm to the shareholders as well.

Disclosing such specific performance targets could not only compromise the Company’s competitive standing, it could cause shareholders, analysts, competitors and customers to misinterpret the goals as projections or expectations. The Company’s performance targets have never been disclosed publicly and, as stated above, the Company does not make earnings projections or otherwise disclose projected results. Disclosing specific performance targets would not necessarily provide appropriate projections or guidance, but nevertheless could be construed as such by analysts, shareholders and the investing public.

In contrast, disclosing the difficulty of achieving the performance targets, including the historical success rates in reaching the targets, provides investors with the necessary information on which investors may assess the Company’s compensation practices and decisions. The performance targets are set to be aggressive, yet realistic to sufficiently motivate executive performance. In the past four years, the executives have achieved the following percentages of annual performance bonuses; 100.7% for fiscal 2004, 132.0% for fiscal 2005, 69.0% for fiscal 2006 and 0.0% for fiscal 2007. Given that the Company paid no bonus to its executives for fiscal 2007 and less than full bonuses were paid to its executives for fiscal 2006, the Company believes that the annual performance bonus structure for executives, while certainly possible and aspirational in nature, is relatively difficult to achieve. In addition, the performance targets set by the Compensation Committee are based on the Company’s performance as a whole, except for the Executive Vice President of Team U.S.A. who receives 50% of his bonus based on the Company-wide segment income based performance target and 50% on the segment income of Team U.S.A. Therefore the likelihood of each executive achieving their annual performance bonus is equal, except for the Executive Vice President of Team U.S.A.

In future filings, the Company will include disclosure similar to the comments above on the relative difficulty for each executive as well as the Company or business unit to achieve these performance bonus targets. The Company will also continue to evaluate any performance targets that it may use to determine if they are material and, if so, whether they involve confidential commercial or financial information, the disclosure of which would result in competitive harm.

Long-Term Compensation, page 13

4.	You state that the Compensation Committee adopted a dividend equivalent rights policy and that the committee believes the policy further aligns the interest of management and shareholders. Please disclose how the policy further aligns the interest of management and shareholders.

RESPONSE TO COMMENT 4

The Company supplementally advises the Staff that the dividend equivalent rights policy adopted by the Compensation Committee further aligns the interests of management and shareholders in several ways. The dividend equivalent rights policy establishes that for any future declared dividend, vested options will receive an equivalent cash payment. For any future special dividend declared, unvested stock options will receive an equal reduction in exercise price, as allowed by law. A majority of the Company’s currently outstanding vested and unvested stock options are held by the Company’s management, therefore a dividend equivalent rights policy aligns the interests of both shareholders and management by rewarding both groups in the event of the declaration of a dividend. Without this dividend equivalent rights policy, management and other option holders would be unfairly impacted by the payment of dividends through the loss of equity value.

Additionally, by adding a dividend equivalent rights policy to the Company’s stock options, the stock options become a reward for total shareholder return instead of stock price growth alone. Consequently, stock options held by management with dividend equivalent rights mirror the rights and interests of the Company’s common shareholders. Therefore, when management and the Board of Directors consider the declaration of a dividend, the interests of management, the Board and the shareholders remain aligned. In future filings, the Company will include disclosure similar to the comments above as necessary to reflect the circumstances.

Compensation for Chief Executive Officer, page 15

5.	You state that the Compensation Committee believes that Mr. Brandon has been reasonably compensated for the job he has done based upon peer group surveys, past financial performance of the Company and the increase in the Company’s shareholder value. Please elaborate upon each of these factors to explain how each factor contributed to the basis for the belief formed by the Compensation Committee.

RESPONSE TO COMMENT 5

The Company supplementally advises the Staff that the Compensation Committee believes that Mr. Brandon has been reasonably compensated based on peer group surveys, past financial performance of the Company and shareholder value increase and has considered each of these factors when setting the compensation of Mr. Brandon. For peer group surveys, in July 2007, Towers, Perrin, Forster & Crosby, Inc. provided an Executive Officer Compensation Study (the “Study”) to the Compensation Committee that combined peer group data and published surveys. In the Study, the median annual base compensation for chief executive officers (the “CEO Median”) was $890,000. The Compensation Committee considered the results of this Study when it negotiated an 8% increase to Mr. Brandon’s annual base salary to $850,000 per year or 95.5% of the CEO Median. The Compensation Committee believes that it is appropriate to compensate the Chief Executive Officer at his current level and perhaps even at a rate above the market median in order to retain an executive in that position with a significant level of experience and expertise in the industry.

In regards to past financial performance, the Company’s Global Retail Sales have increased from $3.36 billion in 1999, the year David Brandon became CEO, to $5.42 billion in 2007, a $2.06 billion or 61.3% increase during that time period. As it relates to an increase in shareholder value, since the Company’s initial public offering in July 2004, the price of the Company’s common stock, after adding back dividends paid by the Company, has increased approximately 96.0%. The Compensation Committee took the past financial performance of the Company during Mr. Brandon’s tenure, as well as the increase in shareholder value, when negotiating the compensation arrangement for Mr. Brandon. The Company will include similar disclosure to the comments above in future filings to elaborate on the factors used by the Compensation Committee to evaluate the salary of the CEO.

Potential Post Employment Payments to Executive Officers, page 25

6.	With respect to the potential payments in connection with an officer’s termination, please discuss and analyze how the amounts of base salary and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

RESPONSE TO COMMENT 6

The Company supplementally advises the Staff that the base salaries, other amounts and periods were established through arms-length negotiations between the Company and each executive. The Company uses peer group compensation surveys and data to establish an acceptable salary range for each executive position and then negotiates with successful candidates to arrive at a fully negotiated base salary. The Company has established that all executive employment agreements shall contain a paid severance period of twelve months for termination by the Company without cause or termination by the executive for good reason, except for the Chief Executive Officer’s employment agreement, which contains a paid severance period of twenty-four months. The base salary amounts, other amounts and severance periods are established by the Compensation Committee and the Company’s management in order to attract, motivate and retain talented individuals to help the Company achieve its business goals and objectives. The executive employment agreements also contain non-compete and non-solicit provisions as protection for the Company. The Company supplementally advises the Staff that it will include similar disclosure in future filings as necessary under the facts and circumstances.

Certain Transactions Involving Management or 5% or Greater Shareholders, page 31

7.	Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Your existing disclosure would appear to only address the review of any such transaction. See Item 404(b) of Regulation S-K.

RESPONSE TO COMMENT 7

The Company supplementally advises the Staff that it is the Company’s policy that the Company’s Board of Directors is responsible for reviewing any potential related person transaction, which includes the consideration of the nature of the related person’s interest in the transaction, the material terms of the transaction, the relative importance of the transaction to the related person, the relative importance of the transaction to the Company, whether the transaction would impair the judgment of a director or officer of the Company and any other matters deemed important. In addition, the Company’s Board of Directors is responsible for the approval or ratification of any such related person transactions, provided that any interested director is to recuse himself or herself from a vote to approve such related person transaction. In future filings, the Company will include the additional disclosure above relating to the approval and ratification of related person transactions.

*        *        *        *        *

Please be advised that, in connection with the Staff’s comments in the Staff Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require further information, please call the undersigned at 734-930-3678.

Very Truly Yours,

/s/ Kenneth B. Rollin
Kenneth B. Rollin
Executive Vice President and
General Counsel